UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the Month of October 2006
Commission File Number 001-15190
SATYAM COMPUTER SERVICES LIMITED
(Exact name of registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Republic of India
(State or other jurisdiction of incorporation or organization)
Satyam Technology Center
Bahadurpally Village
Qutbullapur Mandal
R.R. District — 500855
Hyderabad, Andhra Prades, India
(91) 40-5523 3505
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                              Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                              No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

This Report on Form 6-K shall be incorporated by reference in the Registration Statement on Form S-8 (No. 333-13772) (the “Registration Statement”) of Satyam Computer Services Limited (the “Company”), filed by the Company with the Securities and Exchange Commission on July 31, 2001, pursuant to which the Company registered 2,574,665 American Depository Shares, each representing two Equity Shares, par value Rs. 2 per share, of the Company, to be sold in connection with the Company’s Associate Stock Option Plan American Depositary Receipts (the “Plan”). This Report on Form 6-K shall be part of the Registration Statement from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company with the Securities and Exchange Commission.
Other Events
     On August 21, 2006, the Company’s shareholders approved a stock dividend whereby each holder of the Company’s Equity Shares would receive one additional Equity Share for each of the Company’s Equity Shares held by such holder prior to the payment of the stock dividend and each holder of the Company’s American Depository Shares would receive one additional share of American Depository Shares for each share of the Company’s American Depository Shares held by such holder prior to the payment of the stock dividend (collectively, the “Stock Dividend”), each American Depositary Share representing two Equity Shares, par value Rs. 2 per share, of the Company. As of October 10, 2006, 881,718 American Depositary Shares were reserved for issuance upon the exercise of outstanding options granted under the Plan. After giving effect to the Stock Dividend, the aggregate number of shares of American Depository Shares reserved for issuance upon the exercise of outstanding options granted under the Plan increased from 881,718 to 1,763,436.
Exhibits

5.1	Opinion of Crawford Bayley & Co.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.
Date: October 23, 2006

SATYAM COMPUTER SERVICES LIMITED
By:	/s/ G. Jayaraman
Name:	G. Jayaraman
Title:	Sr. Vice President — Corporate Governance & Company Secretary

EXHIBITS INDEX

5.1	Opinion of Crawford Bayley & Co.